===============================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                 ---------------


                                    FORM 11-K

                                  ANNUAL REPORT


                                 ---------------


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                                 ---------------


For the Fiscal Year Ended December 31, 1998        Commission file number 1-9076


                                 ---------------


                             Full Title of the Plan:

            MASTERBRAND INDUSTRIES, INC. HOURLY EMPLOYEE SAVINGS PLAN


                                 ---------------


           Name of issuer of the securities held pursuant to the plan
               And the address of its principal executive office:









                              FORTUNE BRANDS, INC.

                             1700 East Putnam Avenue
                        Old Greenwich, Connecticut 06870

================================================================================

            MASTERBRAND INDUSTRIES, INC. HOURLY EMPLOYEE SAVINGS PLAN

               INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS

                         REQUIRED BY ITEM 4 OF FORM 11-K

                            ------------------------




                                                                       Page(s)
                                                                       -------
Report of Independent Accountants                                           2

Financial Statements:

         Statement of Net Assets Available for
                  Benefits as of December 31, 1998 and 1997               3-4

         Statement of Changes in Net Assets
                  Available for Benefits for the years ended
                  December 31, 1998 and 1997                              5-6

         Notes to Financial Statements                                   7-17


Exhibit 23 - Consent of Independent Accountants                            19




















Note: Supplemental schedules required by the Employee Retirement Income Security Act will be filed by the Fortune Brands, Inc. Master Defined Contribution Plan Trust.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the MasterBrand Industries, Inc. Retirement Plan Investment Committee


         In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MasterBrand Industries, Inc. Hourly Employee Savings Plan (the "Plan"), as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the MasterBrand Industries, Inc. Retirement Plan Investment Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information is the responsibility of the MasterBrand Industries, Inc. Retirement Plan Investment Committee. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/  PricewaterhouseCoopers LLP




11 Madison Avenue
New York, New York 10010
June 25, 1999

                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                                  Statement of Net Assets Available for Benefits with Fund Information

                                                            December 31, 1998

                                                             (In Thousands)

                                                     Large-   Small-                      Growth    Value-    Corporate
                                                      Cap      Cap      Inter-     S&P    Oriented  Oriented   /Govern-   Govern-
                                 Fortune    Value    Growth   Growth    national   500    Diversi-  Diversi-    ment       ment
                                  Stock    Equity    Equity   Equity     Equity   Index    fied      fied       Bond    Securities
                                   Fund     Fund      Fund     Fund      Fund      Fund    Fund      Fund       Fund       Fund
                                   ----     ----      ----    ------    -------    ----    -----     ------     -----     ---------
Assets

Beneficial interest in Fortune
Brands, Inc.
 Master Trust net assets            $ 365  $ 3,974  $ 1,273   $ 1,461    $ 127  $ 1,175   $ 3,150     $ 265     $ 243     $ 4,089

Receivables:
    Company contributions               6       19       13        15        3       14        12         6         5           7

    Member contributions               14       48       32        38        7       35        29        14        12          17

    Interest and dividends              -        5        -         -        -        -        16         -         1          22

    Loan principal receivable           3       10        7         8        2        7         6         3         2           4
     (payable)                      ------ -------  --------   -------   ------ -------   -------     ------    ------    ---------

Total assets available for          $ 388  $ 4,056  $ 1,325    $1,522    $ 139  $ 1,231   $ 3,213     $ 288     $ 263     $ 4,139
benefits                            ====== =======  ========   =======   ====== =======   =======     ======    ======    =========


                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                                  Statement of Net Assets Available for Benefits with Fund Information (Continued)

                                                            December 31, 1998

                                                             (In Thousands)
                                  Short-
                                  Term
                                  Invest-   Frozen   Gallaher
                                   ment      Fixed     ADR    Loan
                                   Fund      Fund      Fund    Fund     Total
                                  -------   -------   ------   ----     -----
Assets

Beneficial interest in Fortune
Brands, Inc.
 Master Trust net assets          $ 297     $ 10     $ 83      $ 1,295  $17,807


Receivables:
    Company contributions             2        -        -           -      102

    Member contributions              8        -        -           -      254

    Interest and dividends            1        -        -           -       45

    Loan principal receivable         1        -        -         (53)        -
      (payable)                   ------    -----    ----      -------  -------

Total assets available for        $ 309     $ 10     $ 83      $ 1,242  $18,208
benefits                          ======    =====    =====     =======  =======





The accompanying notes are an integral part of the financial statements




                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                                  Statement of Net Assets Available for Benefits with Fund Information

                                                            December 31, 1997

                                                             (In Thousands)


                                                     Large-   Small-                      Growth    Value-    Corporate
                                                      Cap      Cap      Inter-     S&P    Oriented  Oriented   /Govern-   Govern-
                                 Fortune    Value    Growth   Growth    national   500    Diversi-  Diversi-    ment        ment
                                  Stock    Equity    Equity   Equity     Equity   Index    fied      fied       Bond      Securities
                                   Fund     Fund      Fund     Fund      Fund      Fund    Fund      Fund       Fund        Fund
                                   ----     ----      ----    ------    -------    ----    -----     ------     -----     ---------
Assets

Beneficial interest in Fortune
Brands, Inc.
 Master Trust net assets            $ 212  $ 2,741    $ 507   $ 1,032     $ 68    $ 380   $ 2,236     $ 146      $ 33     $ 3,843
Receivables:
    Company contributions               2        8        2         5        1        3         6         1         -          14

    Member contributions                4       20        1         8        1        6        14         1         -          31

    Interest and dividends              -        3        -         -        -        -        15         -         -          56

    Loan principal receivable           -        5        -         2        -        -         3         -         -          14
      (payable)                     -----  -------    ------  -------     ------  ------   ------     ------     -----     ---------

Total assets available for          $ 218  $ 2,777    $ 510   $ 1,047     $ 70    $ 389   $ 2,274     $ 148      $ 33      $ 3,958
benefits                            =====  =======    ======  =======     ======  ======  =======     ======     =====     =========




                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                                  Statement of Net Assets Available for Benefits with Fund Information (Continued)

                                                            December 31, 1997

                                                             (In Thousands)


                                   Short-
                                   Term
                                  Invest-   Frozen   Gallaher
                                   ment      Fixed     ADR    Loan
                                   Fund      Fund      Fund    Fund      Total
                                  -------   -------   ------   ----      -----
Assets

Beneficial interest in Fortune
Brands, Inc.
 Master Trust net assets          $ 549     $ 23       $ 83    $ 1,107   $12,960

Receivables:
    Company contributions             3        -          -         -         45

    Member contributions              6        -          -         -         92

    Interest and dividends            3        -          -         -         77

    Loan principal receivable         3        -          -       (27)         -
     (payable)                    -----     -----      -----   -------   -------

Total assets available for        $ 564     $ 23       $ 83    $ 1,080   $13,174
benefits                          =====     =====      =====   =======   =======






The accompanying notes are an integral part of the financial statements


                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                             Statement of Changes in Net Assets Available for Benefits with Fund Information

                                                            December 31, 1998

                                                             (In Thousands)


                                                     Large-   Small-                      Growth    Value-    Corporate
                                                      Cap      Cap      Inter-     S&P    Oriented  Oriented   /Govern-  Govern-
                                 Fortune    Value    Growth   Growth    national   500    Diversi-  Diversi-    ment       ment
                                  Stock    Equity    Equity   Equity     Equity   Index    fied      fied       Bond    Securities
                                   Fund     Fund      Fund     Fund      Fund      Fund    Fund      Fund       Fund       Fund
                                   ----     ----      ----    ------    -------    ----    -----     ------     -----     ---------
Additions

Net appreciation
(depreciation)
    in fair value of              $ (41) $   770    $   227 $    63     $  (1)  $   179   $   681    $  16     $  12    $   154
investments
Company contributions                38      138         77      90        11        87        90       21        12        146
Member contributions                189      630        482     396        64       546       392      109        89        372
                                  ------ -------    ------- -------     ------- -------   -------    ------    ------   --------
    Total additions                 186    1,538        786     549        74       812     1,163      146       113        672
                                  ------ -------    ------- -------     ------- -------   -------    ------    ------   --------

Deductions
    Benefits paid to members         24      250         31      68         7        36       212       12        19        457
                                  ------ -------    ------- -------     ------- -------   -------    ------    ------   --------
    Total deductions                 24      250         31      68         7        36       212       12        19        457
                                  ------ -------    ------- -------     ------- -------   -------    ------    ------   --------

Net transfers
    Loans to members                (20)    (160)       (40)    (70)       (4)      (32)     (120)      (4)       (2)      (194)
    Loan repayments                  15      108         32      62         8        28        74       10         5        172
    Interfund transfers              13       43         68       2        (2)       70        34        -       133        (12)
                                  ------ -------    ------- -------     ------- -------   -------    ------    ------   --------
    Total net transfers               8       (9)        60      (6)        2        66       (12)       6       136        (34)
                                  ------ -------    ------- -------     ------- -------   -------    ------    ------   --------

Increase (decrease) in              170    1,279        815     475        69       842       939      140       230        181
net assets

Net assets available for
benefits,
    beginning of year               218    2,777        510   1,047        70       389     2,274      148        33      3,958
                                  ------ -------    ------- -------     ------- -------   -------    ------    ------   --------

Net assets available for
benefits,
    end of year                   $ 388  $ 4,056    $ 1,325 $ 1,522     $ 139   $ 1,231   $ 3,213    $ 288     $ 263    $ 4,139
                                  ====== =======    ======= =======     ======= =======   =======    ======    ======   =======



                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                             Statement of Changes in Net Assets Available for Benefits with Fund Information (Continued)

                                                            December 31, 1998

                                                             (In Thousands)


                                   Short-
                                   Term
                                   Invest-     Frozen     Gallaher
                                    ment       Fixed       ADR       Loan
                                    Fund       Fund        Fund      Fund     Total
                                   -------     -------    ------     ----     -----
Additions

Net appreciation
(depreciation)
    in fair value of                  $ 33     $  (9)      $ 17       $ 68    $ 2,169
investments
Company contributions                   48         -          -          -        758
Member contributions                   143         -          -          -      3,412
                                    ------     -----      -----      -----   --------
    Total additions                    224        (9)        17         68      6,339
                                    ------     -----      -----      -----   --------

Deductions
    Benefits paid to members            65         4          9        111      1,305
                                    ------     -----      -----      -----   --------
    Total deductions                    65         4          9        111      1,305
                                    ------     -----      -----      -----   --------

Net transfers
    Loans to members                   (52)        -         (6)       704          -
    Loan repayments                    (15)        -          -       (499)         -
    Interfund transfers               (347)        -         (2)         -          -
                                    ------     -----      -----      -----   --------
    Total net transfers               (414)         -        (8)       205          -
                                    ------     -----      -----      -----   --------

Increase (decrease) in                (255)      (13)         -        162      5,034
net assets

Net assets available for
benefits,
    beginning of year                  564        23        83      1,080     13,174
                                    ------     -----      -----      -----   --------
Net assets available for
benefits,
    end of year                      $ 309      $ 10      $ 83      $1,242  $ 18,208
                                    ======     =====      =====     ======  ========




The accompanying notes are an integral part of the financial statements


                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                             Statement of Changes in Net Assets Available for Benefits with Fund Information

                                                            December 31, 1997

                                                             (In Thousands)


                                                     Large-    Small-                       Growth    Value-    Corporate
                                                      Cap       Cap      Inter-     S&P    Oriented  Oriented   /Govern-    Govern-
                                 Fortune    Value    Growth    Growth    national   500    Diversi-  Diversi-    ment         ment
                                  Stock    Equity    Equity    Equity     Equity   Index    fied      fied       Bond     Securities
                                   Fund     Fund      Fund      Fund      Fund      Fund    Fund      Fund       Fund         Fund
                                   ----     ----      ----     ------    -------    ----    -----     ------     -----     ---------
Additions

Net appreciation
(depreciation)
    in fair value of              $ 39   $   694     $ 105    $   231      $ 13    $  82   $   419   $   15      $  2      $  268
investments
Company contributions               20        97        32         67         7       23        80        9         4         168
Member contributions                64       359       111        269        26       96       254       35        12         414
                                  -----  -------     ------   --------    ------   ------  --------  -------     -------   --------
    Total additions                123     1,150       248        567        46      201       753       59        18         850
                                  -----  -------     ------   --------    ------   ------  --------  -------     -------   --------

Deductions
 Benefits paid to members           15       227        34         40         3       83       151       13         4         362
                                  -----  -------     ------   --------    ------   ------  --------  -------     -------   --------
    Total deductions                15       227        34         40         3       83       151       13         4         362
                                  -----  -------     ------   --------    ------   ------  --------  -------     -------   --------
Net transfers
    Loans to members               (26)     (181)      (21)       (57)       (4)     (15)      (96)      (8)       (1)       (243)
    Loan repayments                  9        74        16         40         3       11        54        4         1         168
    Interfund transfers            (81)      100        27        (72)      (18)     159        41       45        (1)       (269)
                                  -----  -------     ------   --------    ------   ------  --------  -------     -------   --------
    Total net transfers            (98)       (7)       22        (89)      (19)     155        (1)      41        (l)       (344)
                                  -----  -------     ------   --------    ------   ------  --------  -------     -------   --------

Increase (decrease) in              10       916       236        438        24      273       601       87        13         144
net assets

Net assets available for
benefits,
    beginning of year              208     1,861       274        609        46      116     1,673       61        20        3,814
                                  -----  -------     ------   --------    ------   ------  --------  -------     -------   --------
Net assets available for
benefits,
    end of year                   $ 218   $ 2,777     $ 510    $ 1,047      $ 70   $ 389   $ 2,274   $  148      $ 33      $ 3,958
                                  =====  ========    =======  ========    =======  ======  ========  =======     =======   ========


                                        MasterBrand Industries, Inc. Hourly Employee Savings Plan
                             Statement of Changes in Net Assets Available for Benefits with Fund Information (Continued)

                                                            December 31, 1997

                                                             (In Thousands)


                                   Short-
                                   Term
                                   Invest-   Frozen   Gallaher
                                    ment      Fixed     ADR      Loan
                                    Fund      Fund      Fund     Fund       Total
                                   -------   -------   ------    ----       -----
Additions

Net appreciation
(depreciation)
    in fair value of              $  26      $  1      $ 13     $    94   $  2,002
investments
Company contributions                31         -         -           -        538
Member contributions                 82         -         -           -      1,722
                                  ------     ------    ------   --------  ----------
    Total additions                 139         1        13          94      4,262
                                  ------     ------    ------   --------  ----------
Deductions
 Benefits paid to members            39         -         5          97      1,073
                                  ------     ------    ------   --------  ----------
    Total deductions                 39         -         5          97      1,073
                                  ------     ------    ------   --------  ----------
Net transfers
    Loans to members                (32)        -        (8)        692          -
    Loan repayments                  32         -         -        (412)         -
    Interfund transfers             (14)        -        83          -           -
                                  ------     ------    ------   --------  ----------
    Total net transfers             (14)        -        75         280          -
                                  ------     ------    ------   --------  ----------

Increase (decrease) in               86         1        83         277      3,189
net assets

Net assets available for
benefits,
    beginning of year               478        22         -         803      9,985
                                  ------     ------    ------   --------  ----------
Net assets available for
benefits,
    end of year                   $ 564      $ 23      $ 83     $ 1,080   $ 13,174
                                  ======     ======    ======   ========  ==========






The accompanying notes are an integral part of the financial statements

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                          Notes To Financial Statements


1.       Description of Plan:

         General:

         The MasterBrand Industries, Inc. Hourly Employee Savings Plan (the "Plan") is a defined contribution plan covering certain hourly, non-union employees of the companies participating in the Plan. Each covered member who has completed at least 1,000 hours of service in the twelve month period beginning on their date of hire or in any calendar year after their date of hire is eligible to participate. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Aristokraft, Inc., Master Lock Company, Moen Incorporated, Waterloo Industries, Inc. and Schrock Cabinet Company contribute to the Plan and are referred to collectively as the "Companies" and individually as a "Company". The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Master Defined Contribution Plan Trust ("Master Trust"), along with the assets of the Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies. The Master Trust investments are administered by The Northern Trust Company, as trustee (the "Trustee").

         The financial statements present the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended of the Plan.

         Plan Provisions:

         There are fourteen investment funds established pursuant to the Plan at December 31, 1998 and 97: (1) the Fortune Stock Fund, invested by the Trustee solely in Common stock of Fortune (certain classes of short-term obligations may be purchased by the Trustee pending such investment); (2) the Value Equity Fund, a portfolio of common stocks invested by a professional investment manager; (3) the Large-Cap Growth Equity Fund, invested in a mutual fund consisting primarily of a portfolio of stocks of medium to large-size companies; (4) the Small-Cap Growth Equity Fund, invested in a mutual fund consisting primarily of a portfolio of stocks of small to medium-size companies that are early in their life cycle; (5) the International Equity Fund, invested in a mutual fund consisting primarily of stock of companies incorporated outside the United States; (6) the S&P 500 Index Fund, invested in a mutual fund that invests in the 500 stocks that make up the Standard & Poor's 500 Index; (7) the Growth-Oriented Diversified Fund, invested by a professional investment manager in other securities, including primarily common and preferred stocks, bonds, and government securities; (8) the Value-Oriented Diversified Fund, invested in a mutual fund consisting primarily of a portfolio of stocks and bonds of companies which have a low price relative to the respective company's earnings or cash flow, or relative to the past price history of the stock; (9) the Corporate/Government Bond Fund, invested in a mutual fund consisting primarily of investment grade corporate bonds, bonds issued by the United States Government or its agencies, domestic bank obligations and commercial paper; (10) the Government Securities Fund, a portfolio of U.S., state and local government and government agency securities with maturities ranging from 1 to 3 years, invested by a professional investment manager; (11) the Short-Term Investment Fund, invested by the Trustee in a pooled fund of various short-term instruments; (12) the Frozen Fixed Fund, invested in guaranteed income contracts acquired prior to 1996; (13) the Gallaher ADR Fund, invested by the Trustee solely in American Depositary Receipts of

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)

1.       Description of Plan (Continued):


         Gallaher Group Plc; and (14) the Loan Fund, invested in obligations of members who have borrowed from the Plan.

         Contributions:

         Each member may elect to contribute on a before-tax basis ("elective contributions") up to 21% (17% prior to September 1, 1998) of eligible compensation. A member's elective contributions may not exceed the dollar amount provided by the Internal Revenue Code (the "Code"), which was $10,000 in 1998 and $9,500 in 1997. The Plan also permits each member to make after-tax contributions to the Plan ("supplemental contributions"). However, total elective and supplemental contributions may not exceed 21% (17% prior to September 1, 1998) of the member's total eligible compensation.

         Moen Incorporated contributes, on behalf of each member employed by Moen Incorporated, an amount equal to 50% of the member's elective and supplemental contributions up to 6% of eligible compensation. Prior to January 1, 1999 Waterloo Industries, Inc. made a matching contribution on behalf of each member employed in the Muskogee, Oklahoma facility of Waterloo Industries, Inc. of an amount equal to 50% of such member's elective and supplemental contributions up to 6% of eligible compensation and contributes on behalf of each other member employed by Waterloo Industries, Inc. an amount equal to 50% of such member's elective and supplemental contributions up to 3% of eligible compensation. Effective as of January 1, 1999, Waterloo Industries, Inc. contributes, on behalf of each eligible member employed by Waterloo Industries, Inc., an amount equal to 50% of the member's elective and supplemental contributions up to 6% of the eligible compensation. For 1999 only, Waterloo Industries, Inc. will also contribute $200 for each member at its Pocohontas, Arkansas and Sedalia, Missouri facilities whether the member makes elective its supplemental contributions. Aristokraft, Inc. contributes 20% of the member's contribution up to 3% of eligible compensation for Littlestown, PA and Crossville, TN or distribution centers. Schrock Cabinet Company contributes, on behalf of each eligible member employed by Schrock Cabinet Company, 50% of the member's elective and supplemental contributions up to 5% of eligible compensation and an additional 50% of the member's elective and supplemental contribution up to 3% of eligible compensation. Master Lock Company does not provide matching contributions to members they employ.

         Members may direct investment of their elective contributions, supplemental contributions, matching contributions, and their Plan account balances in the investment funds, excluding the Frozen Fixed Fund and the Gallaher ADR Fund described above.

         Member account balances are maintained to reflect each member's beneficial interest in the Plan's funds. Member account balances are increased by member and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to members' accounts based on the ratio of each member's account balance invested in an investment fund to the total of all members' account balances invested in that fund as of the preceding valuation date.

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)


1.       Description of Plan (Concluded):

         Vesting:

         Members are immediately vested in their Company matching contributions and their own contributions and any actual earnings thereon.

         Loans:

         A member may apply for a loan of at least $1,000 from the vested portion of the member's account balances in an amount which does not exceed one-half of the member's vested balance, provided that the loan also may not exceed $50,000 reduced by any other loan outstanding under the Plan within the previous twelve months. Whenever all or any part of an account balance is borrowed, the amount is transferred to the Loan Fund and the dollars, representing the account balance or part thereof, are canceled. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the member's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.

         A new loan may not be applied for until 90 days after any prior loan is repaid in full. Each loan bears a rate of interest fixed by the Fortune Brands, Inc. Corporate Employee Benefits Committee at the time the loan is made. Each loan must be collateralized by a portion of the member's account balances and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly. No loan may be made from the Frozen Fixed Fund.

         Distributions and Withdrawals:

         Benefits are payable from a member's account under the Plan's provisions, upon a member's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by members who have incurred a "hardship" as defined in the Plan or after the attainment of age 59 1/2.

         Distributions and withdrawals to which a member is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such member's account.

         Other:

         Although it has not expressed any intent to do so, each Company has the right under the Plan to discontinue its contributions at any time and MasterBrand Industries, Inc. ("MasterBrand") may terminate the Plan at any time subject to the provisions of ERISA.

         For changes effective during 1998, see "Plan Amendments" (Note 4).

         For a complete description of the Plan, members should refer to the specific provisions of the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the Plan Administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)


2.       Summary of Significant Accounting Policies:

         Presentation:

         Certain 1997 reclassifications have been made to conform with the current year presentation.

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its beneficial interest in investments held by the Master Trust, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

         Investment Valuation and Income:

         The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

         Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

         Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

         The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis. Each of the Companies participating in the Plan is a wholly-owned subsidiary of MasterBrand Industries, Inc., which is a wholly-owned subsidiary of Fortune Brands, Inc.

         In 1998 and 1997, certain expenses incurred by the Plan were netted against earnings prior to allocation to member accounts. These include investment manager, trust, and recordkeeper expenses.

         Benefits are recorded when paid.

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)


3.       Reconciliation to Form 5500:

         The following is a reconciliation of net assets available for benefits as stated in the financial statements to Form 5500 at December 31, 1998 and 1997:


                                                                                           1998                 1997
                                                                                     -----------------    -----------------
                                                                                                 (In Thousands)
          Net assets available for benefits as stated in the financial
              statements                                                                    $18,208              $13,174
              Less distributions payable to terminated employees and amounts payable applicable to Plan members who have retired or
                  terminated employment but elected to have their assets
                  remain in the Plan                                                          1,248                  458
                                                                                     =================    =================
          Net assets available for benefits as stated in Form 5500                          $16,960              $12,716
                                                                                     =================    =================

         The following is a reconciliation of benefits paid to members as stated in the statement of changes in net assets available for benefits to the Form 5500 at December 31, 1998 and 1997:

                                                                                           1998                 1997
                                                                                     -----------------    -----------------
                                                                                                (In Thousands)
          Benefits paid to Members as stated in the financial statements                     $1,305               $1,073

          Add:  Amounts payable to terminated employees and amounts applicable to Plan members who have retired or terminated employment but elected to have their assets remain in the Plan as of current
                  year-end                                                                    1,248                  458

          Less:  Amounts payable to terminated employees and amounts applicable to Plan members who have retired or terminated employment
                  but elected to have their assets remain in the Plan as of
                  prior year-end                                                                458                  379
                                                                                     =================    =================
          Benefits paid to members as stated in Form 5500                                    $2,095               $1,152
                                                                                     =================    =================


4.       Plan Amendments:

         The Plan was amended effective as of June 12, 1998 to permit participation by certain employees of Schrock Cabinet Company.

         The Plan was amended effective as of September 1, 1998 to increase the maximum 401(k) contribution rate and after-tax contribution rate from 17% of compensation of 21% of compensation.

         The Plan was amended effective January 1, 1999 to provide for immediate distribution to alternate payees under qualified domestic relations orders.

         The Plan was amended effective January 1, 1999 to enhance company matching contributions for Waterloo Industries, Inc. members at Sedalia, Missouri and Pocahontas, Arkansas.

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)

4.       Plan Amendments (Continued):

         The Plan was amended to comply with the Small Business Job Protection Act, the Uniformed Services Employment and Reemployment Rights Act, the Uruguay Round Agreements Act, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act, including:


         o increasing the voluntary cash-out amount from $3,500 to $5,000 (effective as of January 1, 1999);

         o eliminating mandatory in-service distributions at age 70 1/2 (effective as of January 1, 1997);

         o including 401(k) and flexible benefit plan amounts in compensation for purposes of determining maximum contribution limits (effective as of January 1, 1998);

         o changing the definition of highly compensated employee to those earning more than $80,000 annually and eliminating family aggregation rules (effective as of January 1, 1997); and

         o eliminating the limitation aggregating defined benefits plan and defined contribution amounts (effective as of January 1, 2000).



5.       Fund Performance:

      The annual rate of return earned for each Fund was as follows (unaudited):

                                                         Year Ended December 31
      Funds                                                 1998         1997
      -------------------------------------------------- -----------  ----------

      Fortune Stock Fund                                   (11.9)%       21.7%
      Value Equity Fund                                     28.8         32.9
      Large-Cap Growth Equity Fund                          34.5         25.9
      Small-Cap Growth Equity Fund                          13.5         22.1
      International Equity Fund                             16.6          3.3
      S & P 500 Index Fund                                  28.3         31.7
      Growth-Oriented Diversified Fund                      31.9         23.1
      Value-Oriented Diversified Fund                        6.4         20.3
      Corporate/Government Bond Fund                         9.5         10.1
      Government Securities Fund                             6.7          6.4
      Short-Term Investment Fund                             5.5          6.0
      Frozen Fixed Fund                                      5.1          5.1
      Gallaher ADR Fund                                     34.3         20.9

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)

6.       Assets Held In Master Trust:

         The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of 3.15% and 2.85% in the Master Trust's net assets at December 31, 1998 and 1997, respectively.

         Assets of the Master Trust at December 31, 1998 and 1997 are summarized as follows:

                                                    1998           1997
                                                 -----------    ----------
                                                       (In Thousands)
          Common stock - corporate                $221,887       $181,507
          U.S. Government securities                56,037         54,540
          Corporate debt instruments                19,921         12,032
          Insurance company general account          3,890          3,700
          Registered investment companies          219,389        165,307
          Collateralized promissory notes
            from members                            15,025         13,771
          Interest bearing cash                     28,681         25,622
                                                 ===========    ===========

              Total                               $564,830       $456,479
                                                 ===========    ===========


         Investments held by the Master Trust, in which the Plan has an interest at December 31, are summarized below at fair market value. Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing.


                                                    1998           1997
                                                 -----------    ----------
                                                       (In Thousands)
          Fortune Stock Fund:
               Common stock - corporate            $22,159        $24,332
               Interest bearing cash                 1,092            823
                                                 -----------    ----------

              Total                                $23,251        $25,155
                                                 ===========    ==========

              Plan Interest                           1.57%           .84%
                                                 ===========    ==========

--------------------------------------------------------------------------------
          Value Equity Fund:
              Common stock - corporate            $125,388        $96,469
              Interest bearing cash                  1,956          3,559
                                                 -----------    ----------

              Total                               $127,344       $100,028
                                                 ===========    ==========

              Plan Interest                           3.12%          2.74%
                                                 ===========    ==========

--------------------------------------------------------------------------------
         Large-Cap Growth Equity Fund:
              Registered investment companies       $58,758       $39,701
              Interest bearing cash                      76           644
                                                 -----------    ----------

              Total                                 $58,834       $40,345
                                                 ===========    ==========

              Plan Interest                            2.16%         1.26%
                                                 ===========    ==========

--------------------------------------------------------------------------------

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)


6.      Assets Held In Master Trust (Continued):

                                                    1998           1997
                                                 -----------    ----------
                                                       (In Thousands)
         Small-Cap Growth Equity Fund:
              Registered investment companies       $68,308       $58,923
              Interest bearing cash                      75            76
                                                 -----------    -----------

              Total                                 $68,383       $58,999
                                                 ===========    ===========
              Plan Interest                            2.14%         1.75%
                                                 ===========    ===========

--------------------------------------------------------------------------------
         International Equity Fund:
              Registered investment companies       $11,724         $9,679
              Interest bearing cash                      91              -
                                                 ===========    ===========

              Total                                 $11,815         $9,679
                                                 ===========    ===========

              Plan Interest                            1.08%           .71%
                                                 ===========    ===========

--------------------------------------------------------------------------------
         S & P 500 Index Fund:
              Registered investment companies       $45,022         $28,409
              Interest bearing cash                      78              62
                                                 -----------    ------------

              Total                                 $45,100         $28,471
                                                 ===========    ============

              Plan Interest                            2.61%           1.34
                                                 ===========    ============

--------------------------------------------------------------------------------
         Growth-Oriented Diversified Fund:
              Common stock - corporate              $63,342          $50,188
              U. S. Government securities            14,806           11,781
              Corporate debt instruments             19,921           12,032
              Interest bearing cash                   2,064            3,770
                                                 ------------    ------------

              Total                                $100,133          $77,771
                                                 ============    ============

              Plan Interest                            3.16%            2.89%
                                                 ============    ============

--------------------------------------------------------------------------------
         Value-Oriented Diversified Fund:
              Registered investment companies      $23,297           $20,385
              Interest bearing cash                     90               547
                                                 ------------    ------------

              Total                                $23,387           $20,932
                                                 ============    ============

              Plan Interest                           1.13%             .70%
                                                 ============    ============

--------------------------------------------------------------------------------

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)


6.    Assets Held In Master Trust (Continued):

                                                       1998             1997
                                                  -------------    -------------
                                                          (In Thousands)
         Corporate/Government Bond Fund:
              Registered investment companies        $12,280          $8,210
              Interest bearing cash                       91             311
                                                  ---------------  -------------

              Total                                  $12,371          $8,521
                                                  ===============  =============

              Plan Interest                             1.97%            .39%
                                                  ===============  =============

--------------------------------------------------------------------------------
         Government Securities Fund:
              U. S. Government securities             $41,231          $42,759
              Interest bearing cash                     4,146              -
                                                  ---------------  -------------

              Total                                   $45,377          $42,759
                                                  ===============  =============

              Plan Interest                              9.06%           9.12%
                                                  ===============  =============

--------------------------------------------------------------------------------
         Short-Term Investment Fund:
              Interest bearing cash                    $18,245         $15,472
                                                  ===============  =============

              Plan Interest                               1.63%          3.56%
                                                  ===============  =============

--------------------------------------------------------------------------------
         Frozen Fixed Fund:
              Insurance company general account         $3,890          $3,700
              Interest bearing cash                         36              28
                                                   --------------  -------------

              Total                                     $3,926          $3,728
                                                   ==============  =============

              Plan Interest                                .25%            .61%
                                                   ==============  =============

--------------------------------------------------------------------------------
         Gallaher ADR Fund:
              Common stock - corporate                 $10,998         $10,518
              Interest bearing cash                        641             330
                                                   --------------  -------------

              Total                                    $11,639         $10,848
                                                   ==============  =============

              Plan Interest                                .72%           .76%
                                                   ==============  =============

--------------------------------------------------------------------------------
         Loan Fund:
              Collateralized promissory notes
              from members                             $15,025         $13,771
                                                   ==============  =============

              Plan Interest                               8.27%           7.84%
                                                   ==============  =============

--------------------------------------------------------------------------------

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Continued)



6.    Assets Held In Master Trust (Continued):

The changes in the Master Trust for the years ended December 31 are as follows:

                                                 1998                 1997
                                             -----------------    --------------
                                                         (In Thousands)
          Additions:
              Member contributions             $24,046              $24,398
              Company contributions             15,883               11,681
              Interest                           6,699                6,126
              Dividends                          4,349                4,269
              Net appreciation in the fair
                value of investments            83,671               69,605
              Other income and net loan
                activity                         5,672                2,767
                                             -----------------    --------------

          Total additions                      140,320              118,846
                                             -----------------    --------------

          Deductions:
              Benefits paid to members         (30,168)             (37,557)
              Administrative expenses           (1,801)              (1,456)
                                             -----------------    --------------

          Total deductions                     (31,969)             (39,013)
                                             -----------------    --------------

          Net increase                         108,351               79,833

          Net assets available for benefits,
              beginning of year                456,479              376,646
                                             =================    ==============

          Net assets available for benefits,
              end of year                     $564,830             $456,479
                                             =================    ==============


         Net appreciation on Master Trust investments for the years ended December 31, 1998 and 1997 were as follows:

                                                1998                 1997
                                             -----------------    --------------
                                                       (In Thousands)

          Common stock - corporate            $48,272              $42,249
          U. S. Government securities           1,234                  652
          Corporate debt instruments              195                   88
          Registered investment companies      33,970               26,616
                                             =================    ==============

              Total                           $83,671              $69,605
                                             =================    ==============

            MasterBrand Industries, Inc. Hourly Employee Savings Plan
                    Notes To Financial Statements (Concluded)


7.       Risks and Uncertainties:

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


8.       Credit Risks:

         The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss.

         The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments.

         The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.


9.       Tax Status:

         The Internal Revenue Service issued a determination letter dated May 5, 1995 to MasterBrand stating that the Plan meets the requirements of
         Section 401 (a) of the Code and that the Trust is exempt from federal income taxes under Section 501 (a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Members or their beneficiaries in accordance with Section 402 of the Code.

                                    SIGNATURE



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MasterBrand Industries, Inc. Retirement Plan Investment Committee under the MasterBrand Industries, Inc. Hourly Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           MASTERBRAND INDUSTRIES, INC.
                                           HOURLY EMPLOYEE SAVINGS PLAN






                                     By          /s/ F. J. Cortese
                                       ----------------------------------------
                                            F. J. Cortese, Committee Member
                                              MasterBrand Industries, Inc.
                                          Retirement Plan Investment Committee





Date:  June 28, 1999

                                                                     EXHIBIT 23




                       CONSENT OF INDEPENDENT ACCOUNTANTS




         We consent to the incorporation by reference in (a) the Registration Statement on Form S-8 (Registration No. 33-64071) relating to the Defined Contribution Plan of Fortune Brands, Inc. and Participating Operating Companies, the Registration Statement on Form S-8 (Registration No. 33-64075) relating to the MasterBrand Industries, Inc. Hourly Employee Savings Plan, the Registration Statement on Form S-8 (Registration No. 33-58865) relating to the 1990 Long-Term Incentive Plan of Fortune Brands, Inc., the Registration Statement on Form S-8 (Registration No. 333-51173) relating to the Fortune Brands, Inc. Non-Employee Director Stock Option Plan, and the prospectuses related thereto, and (b) the Registration Statements on Form S-3 (Registration Nos. 333-76371, 33-50832, 33-42397, 33-23039 and 33-3985) of Fortune Brands, Inc., of our report dated June 25, 1999, relating to the financial statements, which appear in this Form 11-K.





/s/  PricewaterhouseCoopers LLP




11 Madison Avenue
New York, New York 10010
June 28, 1999